UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-31579 CUSIP NUMBER 25811P852

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 Franklin D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920-2717

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Doral Financial Corporation (the “Company”) has been working diligently to complete all of the required information for its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 (the “Form 10-Q”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-Q on or before May 12, 2014, due to unanticipated delays experienced in the preparation of the Form 10-Q. These unanticipated delays are primarily the result of the receipt by the Company on May 1, 2014, of a joint Report of Examination of Doral Bank issued by the Federal Deposit Insurance Corporation and the Puerto Rico Office of the Commissioner of Financial Institutions for the review period ending March 31, 2013 (the “Report”) in which Doral Bank was notified that it may no longer include in its calculation of Tier 1 Capital certain tax receivables from the Government of Puerto Rico. For additional information on the disallowance of the Puerto Rico Government tax receivables in the Tier 1 Capital of the Doral Bank please see the Company’s Form 8-K filed with the Securities and Exchange Commission on May 1, 2014. The Report also instructs the Company to recognize certain charges related to loans and non-performing assets, and to evaluate certain assumptions in the Allowance for Loan Losses and for modified loans. The Company cannot finalize the preparation of its quarterly financial statements as of and for the three months ended March 31, 2014 until the Company has fully assessed the impact of the Report on its business, engaged in additional discussions with the regulators, including reviewing whether to appeal certain findings set forth in the Report and has reviewed certain valuation methodologies and estimates as requested by Doral Bank’s regulators.

The Company expects that it will not be able to complete the work described above in time for the Company to file its Form 10-Q for the quarterly period ended March 31, 2014 within the 5 day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Glen R. Wakeman. President and Chief Executive Officer	787	474-6700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company expects that its results of operations for the three months ended March 31, 2014 will be significantly different from the results of operations for the three months ended March 31, 2013. The results of operations for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 may reflect additional provisions for loan losses and the Company’s allowance for loan and lease losses and additional write downs in certain non-performing assets. The Company is also evaluating the impact, if any, resulting from the disallowance of the inclusion of tax receivables from the Puerto Rico government. These expectations are based on the Company having received on May 1, 2014 the Report, in which Doral Bank was directed to take additional charges related to these items. Until the Company has fully assessed the impact of the information set forth in the Report of Examination and engaged in additional discussions with the regulators, including reviewing whether to appeal certain findings set forth in the Report of Examination and has reviewed certain valuation methodologies and estimates as requested by Doral Bank’s regulators, the Company cannot reasonably estimate its results for the three months ended March 31, 2014 and therefore cannot finalize the preparation of the quarterly financial information and disclosures as required.

DORAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2014	By:	/s/ Glen R. Wakeman
Glen R. Wakeman President and Chief Executive Officer